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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No.    )


                          Daleco Resources Corporation
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                                (Name of Issuer)


                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)


                                   23437P 20 8
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                                 (CUSIP Number)

                               Robert G. Graustein
                              Senior Vice President
                         Sumitomo Corporation of America
                                600 Third Avenue
                            New York, New York 10016
                                 (212) 207-0635
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 30, 2001
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             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing

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this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)


CUSIP No.    23437P 20 8                 13D                 Page    of    Pages


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        Sumitomo Corporation of America
                        IRS # 13-5612163
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

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3    SEC USE ONLY



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                                       2
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4    SOURCE OF FUNDS*

                WC

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION

                       State of  New York

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                        7    SOLE VOTING POWER

                              640,000 **
                  ----------------------------------------------------
  NUMBER OF             8    SHARED VOTING POWER
  SHARES
  BENEFICIALLY               N/A
  OWNED BY              ---------------------------------------------------
  EACH                   9    SOLE DISPOSITIVE POWER
  REPORTING
  PERSON                     640,000 **
  WITH            ----------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             N/A
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        640,000 **

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]



                                       3
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.39%**

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14   TYPE OF REPORTING PERSON*

                  CO

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**    In the event the Warrants (discussed in items 3 and 4 below) are exercised in full, Sumitomo Corporation of America ("Sumitomo") will have sole voting and sole dispositive power with respect to an additional 2,240,000 shares of Common Stock of Daleco Resources
      Corporation ("Daleco), which when aggregated with the 640,000 shares of Common Stock of Daleco acquired by Sumitomo on November 30, 2001 would  represent 16.49% of Daleco's Common Stock issued and outstanding as of November 16, 2001 (based on Daleco's representation to Sumitomo in the Stock Purchase Agreement referred to herein of the number of shares of Daleco Common Stock issued and outstanding as of November 16, 2001).
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CUSIP No. 23437P 20 8                 13D                     Page    of   Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        Sumitomo Corporation
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)  |_|
                                                                       (b)  |_|
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

                                    OO [See Item 3]
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                          |_|

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


                                   Japan
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                           7   SOLE VOTING POWER

                               640,000 **
                           -----------------------------------------------------
  NUMBER OF                8   SHARED VOTING POWER
  SHARES
  BENEFICIALLY                 N/A
  OWNED BY                 -----------------------------------------------------
  EACH                     9   SOLE DISPOSITIVE POWER
  REPORTING
  PERSON                       640,000 **
  WITH                     -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

                               N/A
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            640,000 **

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            4.39%**

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                            CO
--------------------------------------------------------------------------------
**[see footnote above]

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1.  Security and Issuer.


      This Statement on Schedule 13D (this "Statement") relates to the common stock, $0.01 par value (the "Common Stock") of:

                  Daleco Resources Corporation ("Daleco")
                  120 North Church Street
                  West Chester, Pennsylvania 19380

Daleco is a Pennsylvania corporation.

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Item 2.  Identity and Background.

      The name of the company filing this Statement is Sumitomo Corporation of America, a New York corporation with its executive offices and its principal business office located at 600 Third Avenue, New York, New York 10016, Telephone No. (212) 207-0500 ("Sumitomo"). Sumitomo's principal business is an integrated trading company dealing in a wide range of products. Sumitomo is owned one hundred percent (100%) by


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Sumitomo Corporation, a Japanese corporation headquartered in Tokyo, Japan
("Sumitomo-Japan").

      Set forth on Schedule 1 hereto is the name of each of the directors and the executive officers of each of Sumitomo and Sumitomo-Japan, and their present principal occupation or employment, including the name, principal place of business and address of any corporation or other organization in which such employment is conducted, as of the date hereof.

      Neither Sumitomo, nor Sumitomo-Japan, nor, to Sumitomo's knowledge, any person named on Schedule 1 hereto, is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

      On May 11, 1998, Sumitomo-Japan paid $150 million to settle claims by the United States Commodity Futures Trading Commission (the "Commission") under the Commodity Exchange Act, 7 U.S.C. Sec. 1, et. seq., that Sumitomo-Japan's former copper trader Yasuo Hamanaka had manipulated cooper cash and futures prices in the United States and elsewhere through transactions that Sumitomo-Japan contends were unauthorized and beyond the scope of Hamanaka's authority. The final Order embodying that settlement, In the Matter of Sumitomo Corporation, Order Instituting Proceedings Pursuant to Sections 6(c) and 6(d) of the Commodity Exchange Act and Findings and Order Imposing Remedial Sanctions, CFTC Dkt. No. 98-14 (May 11, 1998), states that Sumitomo-Japan shall cease and desist from violating Secs. 6(c), 6(d) and 9(a)(2) of the Act.

      All of the individuals identified on Schedule 1 hereto are Japanese citizens.

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Item 3.  Source and Amount of Funds or Other Consideration.

      This Statement relates to Sumitomo's purchase of 640,000 shares of Daleco's Common Stock (the "Shares") pursuant to the terms of a Stock Purchase Agreement dated as of November 16, 2001 between Daleco and Sumitomo (the "Purchase Agreement"). The Shares were acquired on November 30, 2001. The Purchase Agreement provides that the purchase price for the Shares was $1.25 per Share for a total purchase price of $800,000.00. The source of the funds for the purchase price was Sumitomo's general working capital. Any description of the Purchase Agreement herein is qualified in all respects by reference to the terms and conditions of the Purchase Agreement, a copy of which is attached hereto as
Exhibit 99-1 to this Schedule.

      Under the terms of the Purchase Agreement, Sumitomo received a warrant (the "Stock Warrant") which entitles Sumitomo to purchase up to 1,700,000 shares of Daleco's Common Stock (the "Stock Warrant Shares"). The Stock Warrant is fully vested, the exercise period is the 5-year period commencing as of November 16, 2001, and the exercise price for each Stock Warrant Share ranges from $2.00 per share to $3.00 per share, as more fully described in the Stock Warrant. The source of the funds to purchase the Stock Warrant Shares will be Sumitomo's general working capital. The foregoing description of the Stock Warrant is qualified in all respects by reference to the terms and conditions of the Stock Warrant, a copy of which is attached hereto as Exhibit 99-2 to this Schedule.

      Under the terms of the Purchase Agreement, Daleco granted to Sumitomo, and Sumitomo acquired from Daleco, certain exclusive distribution and marketing rights with respect to certain of Daleco's products. The grant of such rights, and the payment therefore by Sumitomo, is set forth in the Master Distribution and Marketing Agreement dated as of November 16, 2001 between Daleco and Sumitomo (the "Marketing Agreement"). Any description of the Marketing Agreement herein is qualified in all


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respects by reference to the terms and conditions of the Marketing Agreement, a copy of which is attached hereto as Exhibit 99-3 to this Schedule.

      Pursuant to the terms of the Marketing Agreement, Sumitomo received a warrant (the "Marketing Warrant") which entitles Sumitomo to purchase up to 540,000 shares of Daleco's Common Stock (the "Marketing Warrant Shares"). The Marketing Warrant is fully vested, the exercise period is the 5-year period commencing as of November 16, 2001, and the exercise price for each Marketing Warrant Share ranges from $2.00 per share to $3.00 per share, as more fully described in the Marketing Warrant. The source of the funds to purchase the Marketing Warrant Shares will be Sumitomo's general working capital. The foregoing description of the Marketing Warrant is qualified in all respects by reference to the terms and conditions of the Marketing Warrant, a copy of which is attached hereto as Exhibit 99-4 to this Schedule.

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Item 4.  Purpose of Transaction.

      Sumitomo acquired the Shares, the Stock Warrant and the Marketing Warrant for investment purposes in connection with Sumitomo's trading activities, which include the distribution and marketing of products such as the Daleco products listed in the Marketing Agreement.

      Under the terms of the Purchase Agreement, upon the acquisition of the Shares by Sumitomo Daleco's management will cause to be nominated to the Daleco Board of Directors one nominee selected by Sumitomo. To the extent Sumitomo exercises the Stock Warrant and/or the Marketing Warrant such that Sumitomo holds an aggregate (including the Shares) of 1,500,000 shares of Daleco Common Stock, Sumitomo will be entitled to nominate a second director to the Daleco Board of Directors.

      Under the terms of the Marketing Agreement, Sumitomo will own the exclusive rights to distribute and market all of Daleco's current mineral and natural resource products (except fossil fuels such as oil and gas) in the United States, Canada, Mexico and Japan. The initial term of the Marketing Agreement is 10 years. Sumitomo paid Daleco an aggregate of $540,000 for such rights under the Marketing Agreement. In addition, should the Marketing Agreement be terminated as a result of a Daleco change of control (as defined within the Marketing Agreement), Daleco will be obligated to pay a special termination fee as compensation to Sumitomo.

      Other than as described in this Item 4 and in Item 6 below, Sumitomo presently has no plans or proposals which relate to, or may result in, (i) any acquisition by any person of additional securities of Daleco, or any disposition of securities of Daleco; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Daleco or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of Daleco or any of its subsidiaries; (iv) any change in the present Board of Directors (the "Board") or management of Daleco, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v)


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ant material change in the present capitalization or dividend policy of Daleco's business or corporate structure; (vii) any changes in Daleco's charter, bylaws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of Daleco by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of Daleco; (ix) any termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the
"1934 Act"), of a class of equity securities of Daleco; or (x) any action similar to any of those enumerated above. Notwithstanding the foregoing, Sumitomo reserves the right to develop such plans or proposals related to any of the foregoing, and it should be noted that the possible activities of Sumitomo with respect to Daleco are subject to change at any time.

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Item 5.  Interest in Securities of the Issuer.

      As of the date hereof, Sumitomo has the sole power to vote, and the sole power to dispose of, 640,000 shares of Daleco's Common Stock, which constitutes approximately 4.39% of Daleco's issued and outstanding Common Stock based on Daleco's representation to Sumitomo in the Purchase Agreement of the number of shares of Daleco Common Stock issued and outstanding as of November 16, 2001.

      Neither Sumitomo-Japan nor any person identified on Schedule 1 hereto holds any shares of Daleco's Common Stock. None of Sumitomo, Sumitomo-Japan nor any person identified on Schedule 1 hereto has effected any transaction involving Daleco's Common Stock or any other class of Daleco's securities within the last 60 days before the date hereof, except as described in Item 3 above.

      Pursuant to the Stock Warrant and the Marketing Warrant, Sumitomo has the right to purchase up to an aggregate of 2,240,000 shares of Daleco Common Stock.

      Parts (d) and (e) of this Item 5 are not applicable.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Except for the Purchase Agreement, the Stock Warrant, the Marketing Agreement, the Marketing Warrant and the Registration Rights Agreement discussed below in this Item 6, none of Sumitomo, Sumitomo-Japan nor, to the knowledge of Sumitomo, any individual identified on Schedule 1 hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Daleco, including, but not limited to, transfer or voting of any securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


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      Pursuant to the terms of the Purchase Agreement, Sumitomo and Daleco executed a Registration Rights Agreement (the "Rights Agreement"), whereby Sumitomo was granted certain registration rights (including piggy-back rights) with respect to the Shares and any Stock Warrant Shares and/or Marketing Warrant Shares Sumitomo acquires in the future. The foregoing description of the Rights Agreement is qualified in all respects by reference to the terms and conditions of the Rights Agreement, a copy of which is attached hereto as Exhibit 99-5 to this Schedule.

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Item 7.  Material to be Filed as Exhibits.

      Purchase Agreement      - Exhibit 99-1
      Stock Warrant           - Exhibit 99-2
      Marketing Agreement     - Exhibit 99-3
      Marketing Warrant       - Exhibit 99-4
      Registration Rights
      Agreement               - Exhibit 99-5
      Power of Attorney       - Exhibit 99-6
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      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           December 10, 2001
                                    ---------------------------------
                                                (Date)


                                    /s/ Robert G. Graustein
                                    ---------------------------------
                                            (Signature)


                                    Robert G. Graustein, Attorney-in-Fact
                                    ------------------------------------------
                                                  (Name/Title)





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                                                                   SCHEDULE 1

                        DIRECTORS AND EXECUTIVE OFFICERS

                                       OF

                         SUMITOMO CORPORATION OF AMERICA

EXECUTIVE OFFICERS:

President & Chief Executive Officer:      Atsushi Nishijo

Executive Vice President &
Chief Financial Officer:                  Sakuo Namba

Executive Vice President &
Chief Operating Officer:                  Kenji Kajiwara

DIRECTORS:

Atsushi Nishijo
Sakuo Namba
Kenji Kajiwara



The address for each of the foregoing individuals is:

Sumitomo Corporation of America
600 Third Avenue
New York, New York 10016
(212) 207-0500




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                                                         Schedule 1 (continued)

                        DIRECTORS AND EXECUTIVE OFFICERS

                                       OF

                              SUMITOMO CORPORATION

EXECUTIVE OFFICERS:

Chairman of the Board of Directors:       Kenji Miyahara

President & Chief Executive Officer:      Motoyuki Oka

Executive Vice Presidents:                Takashi Nomura
                                          Fumio Wada
                                          Keitaro Yokohata
                                          Naoki Kuroda

DIRECTORS:

Kenji Miyahara                            Koji Nakajima
Motoyuki Oka                              Yuji Tamura
Takashi Nomura                            Takaaki Shibata
Fumio Wada                                Shuji Hirosi
Keitaro Yokohata                          Shigeki Sato
Naoki Kuroda                              Kenzo Ukubo
Masabumi Kimura                           Tadahiko Mizukami
Muneo Shigematsu                          Shizuka Tamura
Atsushi Nishijo                           Masaomi Bando
Kosaburo Morinaka                         Noriaki Shimazaki
Hironori Kato                             Nobuhide Nakaido
Tsunehiro Ichiki                          Takehiro Yamanaka
Hideki Yamane                             Katsuichi Kobayashi
Kenichi Nagasawa                          Sakuo Namba
Susumi Kato                               Hiroo Kimura
Michio Ogimura

The address for each of the foregoing individuals (except for Atsushi Nishijo and Sakuo Namba) is:

Sumitomo Corporation
8-11, Harumi 1 - chome
Chuo-ku, Tokyo 104-8610
Japan


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